UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 8.3% IN ITS 12 MEXICAN AIRPORTS AND INCREASE OF 3.6% IN ITS MONTEGO BAY JAMAICA AIRPORT FOR THE MONTH OF MAY

Guadalajara, Jalisco, México, June 8, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of May 2015 compared to traffic figures for May 2014.

During May 2015, total terminal passengers in the 12 Mexico-based airports increased 8.3% compared to the same period of the previous year; the Montego Bay airport traffic increased 3.6% during the same period. Domestic passenger traffic presented a 9.0% increase in the Mexican airports, while international passenger traffic increased 6.8% in the Mexican airports and 3.8% in Montego Bay, when compared to May 2014.

It is important to mention that the inclusion of Montego Bay contributed 299 thousand passengers to GAP’s airport network during the month of May.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Montego Bay Airport (thousands)

GAP Passenger Traffic Report May 2015	Page 2

The following items are highlights from traffic results for the month of May:

•	Occupancy Factor: Average occupancy for the month of May reached 79.4%, representing an increase of 6 percentage points compared to May 2014. The increase in this line item was due to more competition in terms of airplane ticket prices, as well as higher efficiency in terms of airline capacity planning for our airports in Mexico.

  Aguascalientes and Guanajuato: Passenger traffic at both of these airports continues to reach historic highs, both for the domestic as well as the international markets. The successful industrial expansion of the Bajio region has favored solid growth in terms of frequencies and routes at both of the airports.

•	Guadalajara: Accumulated traffic growth reached 8.6%, as a result of a higher number of frequencies in the domestic market as well as new international route openings. Connectivity has reached historical levels thanks to the 46 cities that are normally served at this airport, which are expected to continue increasing with new routes announced to New York, Guatemala City and San Jose, Costa Rica for the coming months. Airport operations did not increase at the same rate as passenger increases, due to the temporary contraction in the cargo market (particularly in the markets that reach the United States).

  Puerto Vallarta: This airport continues to post double-digit growth in the volume of seats available. In the current year, there are 319 thousand extra seats offered, which represents 19.2% growth versus the same period last year. The consolidation of new flights to London (Gatwick), Manchester, Quebec, and Portland has driven international passenger flow, while the domestic market has benefited from the new routes in the Bajio region.

  Los Cabos: Traffic recovery has stabilized, reaching a range of -5% to 0% compared to 2014. Currently, the recovery in terms of hotel capacity has reached 85% of the total available rooms in this location. As a result, the re-opening of hotels in the coming months is expected to strengthen occupancy factors of the current operations and, as a result, benefit the flow of visitors into the area.

  Tijuana: For the first time this year we have seen growth at this airport, as a result of a higher number of operations for several of the airlines, with Interjet as the largest contributor of growth during the period.

  Opening of the Los Cabos to Houston route by Spirit Airlines as well as Tijuana to Durango by Volaris.

GAP Passenger Traffic Report May 2015	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report May 2015	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: June 8, 2015